Exhibit 99.1

INTEGRATED MEDIA TECHNOLOGY LIMITED ANNOUNCES
COOPERATION AGREEMENT TO CREATE DIGITAL ASSETS FOR ART COLLECTIONS

SYDNEY and NEW YORK, June 6, 2022 -- Integrated Media Technology Limited (NASDAQ: IMTE) (“IMTE” or the “Company”), announces today that the Company’s subsidiary Ace Corporation Limited (“Ace”) has entered into a cooperation agreement with Hainan Pansuo Art and Culture Development Co., Ltd. (“Pansuo”), to establish a strategic partnership to provide one-stop blockchain traceability, automated NFT production, electronic settlement and related development and technical support.

IMTE’s online trading platform named Ouction and its development team will work with Pansuo to create digital assets for the art collections associated with the Chinese civilization, including some None Fungible Tokens (“NFT”) to be sold on the Ouction online trading platform or online auction platform. Mr. Xiaodong Zhang, IMTE’s CEO stated, “this cooperation with Pansuo will enable Ouction to create digital assets for various art collections to further expand the Ouction platform to art collectors worldwide.”

About Integrated Media Technology Limited (“IMTE”)

IMTE is an Australian company engaged in the business of manufacture and sale of nano coated plates for filters, the manufacture and sale of electronic glass, Halal certification and distribution of Halal products, the operating of an online exchange platform for trading in digital assets and the provision of financial research. For more information, please visit www.imtechltd.com.

About Ouction Trading Platform

Ouction is an online trading platform in digital assets. The Ouction platform is an interactive experiencing solution designed with dynamic image cryptographic verification technology which will serve as a bridge for O2O (Online to Offline) transaction. This will enable the “Ouction” platform to not only verify virtual (digital) asset transactions, but also provide encryption and Blockchain notarized digital certificates of physical assets for a fairer and more credible platform trading experience to e-commerce companies and their users. Please visit the Ouction website at www.ouction.io.

Safe Harbor Regarding Forward-Looking Statements

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, including those regarding IMTE’s expectations, intentions, strategies, and beliefs pertaining to future events or future financial performance. Actual events or results may differ materially from those in the forward-looking statements because of various important factors, including those described in the Company’s most recent filings with the SEC. IMTE assumes no obligation to update publicly any such forward-looking statements, whether because of new information, future events or otherwise. For a more complete description of the risks that could cause our actual results to differ from our current expectations, please see the section entitled “Risk Factors” in IMTE’s annual reports on Form 20-F and interim reports on Form 6-K filed with the SEC, as such factors may be updated from time to time in IMTE’s periodic filings with the SEC, which are accessible on the SEC’s website and at http://www.imtechltd.com.

Investor Relations Contact:

Email: corporate@imtechltd.com

Level 7, 420 King William Street, Adelaide SA 5000, Australia